Exhibit 1.2

CONFIDENTIAL TREATMENT REQUESTED – REDACTED COPY

Confidential Treatment has been requested for portions of this Exhibit. Confidential portions of this Exhibit are designated by [***]. A complete version of this Exhibit has been filed separately with the Securities and Exchange Commission.

MAGAZINE PUBLISHING AGREEMENT

This MAGAZINE PUBLISHING AGREEMENT (this “Agreement”) is made and effective as of this 1st day of November, 2014 (the “Effective Date”), by and between Meredith Corporation, an Iowa corporation (“MEREDITH”), and Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“MSO,” and together with MEREDITH, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, MEREDITH is a leading magazine publishing and marketing company, focused on women;

WHEREAS, MSO publishes a magazine entitled Martha Stewart Weddings and related special interest publications including Martha Stewart Real Weddings (collectively the “Magazines”); and

WHEREAS, MSO wishes to have Meredith publish the Magazine for MSO and provide certain other services.

NOW THEREFORE, in consideration of the promises, terms and conditions hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS. As used in this Agreement, the capitalized terms below shall have the following meanings:

(a)	“Affiliate” means with respect to a specified Person, any other Person that directly or indirectly through one or more intermediaries, alone or through an affiliated group, Controls, is Controlled by, or is under Common Control with, such specified Person.

(b)	“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City, New York are authorized or required by law to remain closed.

(c)	“Confidential Information” means all documents, information, reports, financial or other data, records, forms, methodologies, present and future research, technical knowledge, marketing plans, trade secrets, and other materials obtained by one Party (the “Receiving Party”) from the other Party or any of its Affiliates (the “Disclosing Party”), solely in the course of the Receiving Party performing its obligations under this Agreement pursuant to this Agreement, including any of the foregoing: (i) that have been marked as proprietary or confidential; (ii) whose confidential nature has been made known by the Disclosing Party; (iii) that is not available to the general public; or (iv) that due to their character and nature, a reasonable person under like circumstances would treat as confidential. Notwithstanding the foregoing, Confidential Information does not include information which: (1) is already known to the Receiving Party at the time of disclosure; (2) is or becomes publicly known through no breach by the Receiving Party of this Agreement or any other agreement to which the Receiving Party is a party; (3) is independently developed by the Receiving Party without the benefit of such Confidential Information; (4) is received from a third party that is not under and does not thereby breach an obligation of confidentiality); or (5) is required to be disclosed (i) to comply with applicable law, regulation, legal process, subpoena or the rules of applicable securities exchanges, provided that the Receiving Party will cooperate with the Disclosing Party in the Disclosing Party’s efforts to obtain confidential treatment thereof to the extent available or (ii) to enforce a Party’s right hereunder.

(d)	“Consumer Data” means all subscriber data related to the Magazine in existence as of the date of this Agreement.

(e)	“Control,” “Controlled,” “Controlling,” whether or not capitalized, means the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person or through ownership of voting securities, contract or otherwise.

(f)	“Electronic Edition” of the Magazine means an edition of an issue of the Magazine that is published in visual form for reading by any electronic means of storage, retrieval, distribution or transmission; provided, however, that such Electronic Edition shall be a “straight from print” version and shall not include other features or functionality unless the parties mutually agree upon otherwise in writing. Such Electronic Edition shall not, without the prior written consent of MSO: (i) add or delete MSO Content and/or other material from the print edition of such issue of the Magazine; (ii) provide any interactive features, other than as delivered by MSO to MEREDITH; and/or (iii) provide any links to any other content or material.

(g)	“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

(h)	“Magazine Business” means (i) the publishing operations of the Magazine (including the publishing operation of an Electronic Edition of the Magazine as a going concern); (ii) the sale and/or license or sublicense of reprint rights from any issue of the Magazine published after the Effective Date; and (iii) the advertising, promotion and marketing of the Magazine.

(i)	“MSO Brand Guidelines” means the reasonable and customary guidelines that are maintained by MSO relating to the protection of the MSO Content and MSO Trademarks. The MSO Brand Guidelines shall be provided to MEREDITH and may be amended from time to time by MSO delivering written notice thereof to MEREDITH.

(j)	“MSO Content” means, collectively, (i) content, materials, or trademarks created by MSO or a third party, the production of which is not funded by MEREDITH, and is provided to MEREDITH by MSO pursuant to this Agreement after the Effective Date; and (ii) content or materials in existence as of the Effective Date and that are provided to MEREDITH by MSO, including approved photographs and the MSO Trademarks.

(k)	“MSO Trademarks” means (i) all trademarks listed set forth on Schedule A attached hereto, and (ii) any depiction of Ms. Martha Stewart’s name or part of it, nickname, image, likeness and/or signatures (the “MS Rights”).

(l)	“Operating Expense” shall include all (x) direct expenses attributable to the operation of the Magazine Business, including COGS, commissions, direct departmental expenses, newsstand rack and pocket expense, and all expenses for departmental employees to the extent directly employed by the Magazine Business (MEREDITH employees not employed within the Magazine Business unit, but otherwise considered to be working directly for the Magazine Business shall be as agreed from time to time by MEREDITH and MSO, and initially shall include those positions identified on Schedule B-1 hereto, as the same may be amended on a quarterly basis with the agreement of MEREDITH and MSO); (y) direct expenses attributable to the operation of the Magazine Business borne at MEREDITH’s corporate level, such as rent for space used by the Magazine Business and employee benefits of employees of the Magazine Business, will be allocated pro rata based on the actual usage of such space, employees by the Magazine Business, as set forth on Schedule B-2; and (z) a documented allocated share of corporate sales and marketing and research allocated pro-rata consistent with other MEREDITH titles.

(m)	“Person” means any natural person, corporation, firm, joint venture, partnership, limited liability company, trust, unincorporated organization, government or any department, political subdivision or agency of a government.

(n)	“Termination Period” means the three (3) or twelve (12) month period preceding the effective date of any expiration or termination pursuant to Section 15 or 21 of this Agreement.

2.	THE MAGAZINE. MEREDITH will publish, produce, print, advertise, market, promote and distribute in the Territory the Magazine in the English language (and such other non-English versions as the parties may mutually agree to in writing) that will meet the specifications set forth on Schedule C hereto, as the same may be amended from time to time in accordance with the terms and conditions of this Agreement (the “Publishing Specifications”). MEREDITH acknowledges and agrees that MEREDITH’s rights in connection with the Magazine and the Magazine Business do not include the right to publish, produce, print, advertise, market, promote and/or distribute any special interest publications and/or annual or other “one-off” publications or any publication other than as set forth on Schedule C hereto without MSO’s prior written consent in its sole discretion.

3.	TERRITORY. The “Territory” for exploitation of the Magazine Business shall be the United States and its territories and Canada. The parties acknowledge that incidental, de minimus distribution of the Magazine outside of the Territory, in itself, shall not be deemed a violation of the territorial restrictions of this Agreement.

4.	SPECIFICATIONS.

(a)	MEREDITH covenants that the initial Publishing Specifications shall comply with Schedule C hereto, and MEREDITH shall not materially change the Publishing Specifications of the Magazine unless such change occurs upon mutual agreement of the Parties in writing.

(b)	MEREDITH shall publish the Magazine in accordance with publication schedule set forth at Schedule D (the “Publication Schedule”).

(c)	Decisions concerning the operations and business of the Magazine Business will be determined solely by MEREDITH, except as otherwise specifically provided for in this Agreement. Editorial issues such as magazine layout and issue makeup will, to the extent practicable, be run by MSO for approval; it being understood, however, that advertising needs may dictate the change of the magazine layout and issue makeup; provided, however, MEREDITH will not change the fundamental “look and feel” of the Magazine and that, to a consumer’s perspective, the character and characteristics of the Magazine have been maintained. For the purposes of consultation and expedient resolution of issues in this Agreement (including those relating to Schedules C and D above), there shall be established an Advisory Committee of the Magazine Business, Websites and the other MSO Interactive Properties (to be a committee of two (2) MEREDITH designees and two (2) MSO designees, and currently contemplated to be comprised of Jon Werther, Doug Olson, Inbar Barak and Meesha Diaz Haddad, the “Advisory Committee”). In addition, Ms. Martha Stewart and Steve Lacy shall be invited to all Advisory Committee meetings as non-voting attendees. The Advisory Committee shall meet (including by phone or by videoconference) not less frequently than quarterly to discuss and review the operations and future plans for the Magazine Business and each member of the Advisory Committee shall be provided, not later than five (5) Business Days prior to any meeting thereof, with reporting packages (including profit and loss and other financial statements, advertising and sales reports, business review, circulation and other reports and/or materials as may reasonably be requested by the Advisory Committee) that MEREDITH will prepare in the course of its business and that relate to or include information regarding the Magazine Business, the historical performance thereof and/or future plans therefor. If reasonably justified under the circumstances, each Party may call a special meeting of the Advisory Committee, on not less than five (5) Business Days’ notice and the other Party shall use all reasonable efforts to attend or shall propose a prompt alternative date. In the case of any issue that cannot be resolved by the Advisory Committee within five (5) Business Days (or a mutually-agreed extension), the Parties shall escalate the issue to their chief executive officers as set forth in Section 24. If they cannot resolve the Dispute (as defined in Section 24) within five (5) Business Days (or a mutually-agreed extension), either Party may bring an action pursuant to Section 25(g).

5.	MSO RIGHTS AND OBLIGATIONS. MSO shall:

(a)	have approval rights set forth in the Publication Schedule and meet the deadlines and obligations set forth in the Publication Schedule;

(b)	have the right of approval over all uses of (i) the MSO Trademarks (excluding MS Rights) in its sole discretion with respect to any uses that are inconsistent with past practice and (ii) the MS Rights in its sole discretion;

(c)	have the sole right and obligation to provide all editorial content and cover art for the Magazine (including Electronic Edition) pursuant to the terms of Schedule D;

(d)	transfer the bi-pad and related newsstand pockets for the Magazine to MEREDITH;

(e)	remain responsible for all liability or obligations arising from the Magazine Business prior to the Effective Date and for any Magazine issue published by MSO prior to the Effective Date;

(f)	reimburse MEREDITH for any advertising make good obligations incurred by MEREDITH consistent with MSO’s practices from the Magazine Business to the extent they cover any period prior to the Effective Date and for any Magazine issue published by MSO prior to the Effective Date;

(g)	be responsible for all separation costs with respect to all MSO employees related to the Magazine Business who do not enter the employ of MEREDITH;

(h)	as a result of the entry into this Agreement, terminate or otherwise be responsible for all realized expenses in connection with vendor, licensor or service provider agreements related to the Magazine Business. For clarity, upon entering into this Agreement, MEREDITH shall have the right to immediately transfer all production, distribution, or third party services to the vendors or service providers of MEREDITH’s selection irrespective of MSO’s existing agreements;

(i)	deliver a copy of all Consumer Data to MEREDITH for use in the Magazine Business; and

(j)	be responsible for the Magazine (Real Weddings) through the Fall 2014 issue on sale November 10, 2014 and retain all revenues associated therewith.

6.	MEREDITH RIGHTS AND OBLIGATIONS. MEREDITH shall:

(a)	[Not Used];

(b)	have the sole and exclusive right and obligation to produce, program, publish, print and distribute (and the non-exclusive right to advertise, promote and market) the Magazine in the Territory in accordance with the Publishing Specifications, with respect to the Magazine;

(c)	have the sole and exclusive right and obligation to offer, sell and be responsible for selling advertising, selling sponsorships, making affiliated mailing offers available in the Magazine;

(d)	ensure that the Magazine Business (all excluding MSO Content) will conform to the MSO Brand Guidelines as developed and approved by the Advisory Committee;

(e)	have the right to use Consumer Data for the Magazine Business solely in accordance with user performance and any posted or internal Meredith privacy policy. MEREDITH shall send all required notices to consumers regarding the updates of the applicable privacy policies and shall ensure that MSO user preferences are preserved;

(f)	be responsible for any liabilities or obligations arising from the Magazine Business after the Effective Date and for any Magazine issue published by MEREDITH after the Effective Date;

(g)	ensure that the operation, promotion and/or publishing of the Magazine Business is conducted in a manner that has quality and performance levels at least as high as those for MEREDITH’s own premier print special interest publications;

(h)	use commercially reasonable efforts to promote and to maximize the revenue and profitability of the Magazine Business consistent with MEREDITH’s other premier print special interest publications and not intentionally take steps to use the Magazine Business to shift revenue to unreasonably benefit MEREDITH’s other properties, provided, however, that MEREDITH shall have the right to adjust its media campaigns to meet advertiser demands and/or to reasonably optimize campaign performance. Both Parties acknowledge that the Magazine Business will be part of a portfolio with MEREDITH’s other brands; and

(i)	be responsible for Magazine beginning with the Winter 2014 issue on sale December 29, 2014.

7.	LICENSE AND CONTENT USE.

(a)	Solely during the Term (and any transition period contemplated below) and only in the Territory, MSO grants MEREDITH a non-exclusive license to use the MSO Trademarks (subject to Section 5(b) above) and MSO Content that are directly associated with and are intended to be used solely in conjunction with the Magazine in connection with the Magazine Business in the Territory.

(b)	MEREDITH will only exercise such rights in the MSO Trademarks and the MSO Content and use any Consumer Data as specifically set forth in this Agreement and as necessary to operate the Magazine Business and shall make no other use of the MSO Trademarks, the MSO Content or such Consumer Data during the Term without MSO’s prior written consent in its sole discretion. MEREDITH will make no use of the MSO Trademarks or the MSO Content upon the expiration or termination of the Term.

8.	NOT USED

9.	OWNERSHIP RIGHTS.

(a)	As between MEREDITH and MSO: MSO shall be the sole owner and have all right, title and interest in and to MSO Trademarks and MSO Content. MSO shall own the copyright in the Magazine as a whole. All uses of the MSO Trademarks and the goodwill generated thereby shall inure solely to the benefit and be the property of MSO. At the reasonable written request of either Party, and at such Party’s sole cost and expense, the other Party shall promptly do such acts and execute, acknowledge, and deliver all such papers as may reasonably be necessary or desirable to cooperate with the requesting Party’s efforts to obtain, maintain, protect, and/or vest in MSO the entire right, title, and interest in and to the MSO Trademarks and the MSO Content (in the case of MSO) or content other than MSO Content (in the case of MEREDITH), including rendering such assistance as the requesting Party may request in any litigation or other proceeding.

(b)	To facilitate the objectives of the parties in this Agreement, upon delivery of a copy of all Consumer Data to MEREDITH by MSO in accordance with Section 5(i) hereof, MEREDITH and MSO shall jointly own such Consumer Data. MEREDITH shall have the right to integrate such Consumer Data into its central consumer database and data management platform, and to use such Consumer Data in a similar manner in which it uses its other consumer data. Upon any termination or expiration of this Agreement in accordance with Sections 15 or 21, MEREDITH will provide to MSO in a mutually agreed format the Magazine subscription data file.

10.	APPROVALS. To the extent any approval of either Party is required under this Agreement, such approval must be received in writing (including but not limited to email). With regard to any such required approvals and except in such cases where any other period of time is specified under this Agreement, the approving Party shall respond within three (3) Business Days of receipt by the requesting Party’s designated contact persons of an email requesting approval as required under this Agreement (“First Approval Date”). If the approving Party fails to respond within First Approval Date period, the requesting Party may resend its initial notice together with a Federal Express package to the approving Party’s designated contacts in Section 25(a), in each case with a prominent header that says “FINAL NOTICE FOR APPROVAL” or words substantially similar thereto. If there is no response from the approving Party to such second notice within four (4) additional Business Days (“Final Approval Date”), the approving Party shall have been deemed to approve the request, provided that the material requested to be approved does not violate any provision of this Agreement. With respect to any approvals relating to MS Rights, the First Approval Date shall be five (5) Business Days instead of three (3) as set forth above and the Final Approval Date will be five (5) additional Business Days instead of four (4) as set forth above. Other than the dates, with respect to MS Rights, all other details surrounding the approvals shall be the same.

11.	REMUNERATION.

(a)	Production Payment.

i.	MEREDITH shall invoice monthly and MSO shall pay to MEREDITH the Operating Expense plus a [***]% mark-up for all services except for third party printing charges, paper costs, and third party distribution charges which shall be billed at cost plus [***]% (collectively the “Production Payment”).

ii.	MSO shall pay the Production Payment, less any offsets made by MEREDITH pursuant to Section 11(b) below, no later than thirty (30) days following the end of each month.

(b)	Magazine Revenue. MEREDITH shall pay MSO all print advertising revenue, newsstand revenue and subscription revenue generated by the Magazine collected by MEREDITH, net of (i) all agency commissions that are paid by MEREDITH; (ii) brokerage and wholesale fees and discounts; and (iii) subsequent customer refunds (“Magazine Revenue”). The Magazine Revenue shall be retained by MEREDITH to the extent offset against any moneys owed pursuant to Section 11(a) above. To the extent any net amount is owed to MSO, MSO shall be paid by MEREDITH in immediately available funds to the Designated Account within thirty (30) days following the end of each month in which the revenue or consideration is collected. Notwithstanding anything herein contained, to the extent any amounts are charged back against MEREDITH for newsstand distributions as a result of subsequent newsstand return reconciliation, charge backs, or bad debt losses from distributors or wholesalers for which MEREDITH has previously collected monies or paid (or offset) to MSO pursuant to this section, MSO shall immediately remit to MEREDITH any said amounts identified by MEREDITH. For purposes of clarity, MEREDITH does not guarantee the collection of any revenue amount related to Magazines including, but not limited to, revenue for newsstand sales. MEREDITH shall pursue collection efforts for the Magazine consistent with MEREDITH’s other premium print special interest publications.

[***] Confidential material redacted and filed separately with the Securities and Exchange Commission

(c)	Audit Rights. MEREDITH agrees to keep accurate books of account and records in accordance with GAAP and the definition of Operating Expenses covering all transactions and terms relating to this Agreement or giving rise to payments under this Agreement during the Term for a period of three (3) years from the date of the last report by MEREDITH pursuant to Sections 11. Upon the written request of MSO, with at least thirty (30) days advance written notice, MEREDITH will permit an independent accounting firm or other accounting or finance professional selected by MSO and reasonably acceptable to MEREDITH (the “Auditor”), to have access during normal business hours to such books and records related to the subject matter of this Agreement and MEREDITH’s employees and accountants as reasonably necessary to verify MEREDITH’s compliance with this Agreement; provided that (i) no such audit may be commenced during the final thirty (30) days of the fourth quarter or the first thirty days of the first quarter of any Fiscal Year; (ii) if MEREDITH and MSO are not able to agree upon an Auditor, then each of MEREDITH and MSO shall select an independent accounting firm, and such two independent accounting firms shall select a third independent accounting firm (such third independent accounting firm being the “Auditor”); (iii) the Auditor is not to be compensated for the audit on a contingency basis; (iv) MSO may not initiate more than one audit in any Fiscal Year unless reasonably justified under the circumstances; and (iv) MEREDITH shall promptly pay any deficiency identified by the Auditor by wire transfer to the Designated Account or MSO shall promptly pay any excess identified by the Auditor by wire transfer to MEREDITH’s account. MSO shall bear the expense of the Auditor, except that if such audit discloses a deficiency in payments of five percent (5%) or greater over the course of the period subject to audit, then, in addition to promptly making up such deficiency by wire transfer to the Designated Account, MEREDITH shall bear the expense of such examination or audit.

12.	MSO PROMOTIONAL AGREEMENTS.

(a)	MSO shall use reasonable efforts to support circulation marketing and brand awareness of the Magazine as may be agreed to by the Parties from time to time consistent with past practices and to the extent controlled by MSO.

13.	CERTAIN COVENANTS.

(a)	Each Party covenants and agrees to refrain from making, issuing, publishing or otherwise disseminating any false or disparaging comments or statements (whether written or oral) about the other Party or any of the other Party’s Affiliates, or Ms. Martha Stewart personally, during or after the Term; provided, however, that this clause (a) shall not prohibit any Party from making factual statements to the extent they are necessary to enforce its rights in this Agreement.

(b)	Notwithstanding anything to the contrary set forth in this Agreement, MEREDITH and MSO each agree that they will abide by all laws, rules and regulations applicable to this Agreement and their activities and performance hereunder. If a Party becomes aware that it cannot satisfy any covenant, condition or obligation of this Agreement as a result of any such law, rule or regulation, it shall promptly notify the other Party, and shall use all reasonable efforts to remediate the situation. If such non-compliance persists for thirty (30) days, it shall be deemed a breach of this Agreement.

14.	REPRESENTATIONS AND WARRANTIES.

(a)	Representations and Warranties of MEREDITH. MEREDITH hereby represents and warrants to MSO, as of the Effective Date, that:

i.	MEREDITH is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Iowa.

ii.	MEREDITH has the requisite power and authority to enter into and deliver this Agreement, perform its obligations herein, and consummate the transactions contemplated hereby. MEREDITH has taken all necessary corporate action to authorize this Agreement. MEREDITH has duly executed and delivered this Agreement, and this Agreement is a legal, valid and binding obligation of MEREDITH enforceable against MEREDITH in accordance with its terms.

iii.	Neither MEREDITH’s execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) violate any provision of MEREDITH’s certificate of incorporation or, bylaws; (ii) violate any agreement to which MEREDITH is a party; (iii) require any authorization, consent or approval of, exemption, or other action by, or notice to, any party; or (iv) violate any law or order to which MEREDITH is subject.

iv.	There is no claim, litigation, investigation, arbitration, or other proceeding against MEREDITH, outstanding or, to the knowledge of MEREDITH, threatened, which could reasonably be expected to have a material adverse effect on this Agreement.

v.	MEREDITH’s publication and/or operation of the Magazine and inclusion of any materials in the Magazine (other than the MSO Content) shall not infringe or violate the rights of any third party, be disparaging or defaming of any third party. MEREDITH has secured sufficient rights to all such materials for publication and use by MEREDITH as anticipated hereunder without cost or expense by MSO.

vi.	The Consumer Data gathered, stored or processed by MEREDITH after the Effective Date as a result of the Magazine Business and provided to MSO pursuant to this Agreement was gathered, stored, processed or provided in compliance with all applicable laws and any policies or agreements of MEREDITH and such data may be transferred to MSO without violating any of same. Such data so provided may be used per the terms of this Agreement by MSO without violating any applicable laws and any policies or agreements that may have existed between MEREDITH and any person.

(b)	Representations and Warranties of MSO. MSO hereby represents and warrants to MEREDITH, as of the Effective Date, that:

i.	MSO is a corporation duly incorporated, validly existing and subsisting under the laws of the State of Delaware.

ii.	MSO has the requisite power and authority to enter into and deliver this Agreement, to grant the licenses herein, perform its obligations herein, and consummate the transactions contemplated hereby. MSO has taken all necessary corporate action to authorize this Agreement. MSO has duly executed and delivered this Agreement, and this Agreement is a legal, valid and binding obligation of MSO enforceable against MSO in accordance with its terms.

iii.	Neither MSO’s execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) violate any provision of MSO’s certificate of incorporation or bylaws; (ii) violate any agreement to which MSO is a party; (iii) require any authorization, consent or approval of, exemption, or other action by, or notice to, any party, or (iv) violate any law or order to which MSO is subject.

iv.	There is no claim, litigation, investigation, arbitration, or other proceeding against MSO, outstanding or, to the knowledge of MSO, threatened, which could reasonably be expected to have a material adverse effect on this Agreement.

v.	MEREDITH’s use of the property licensed and/or supplied by MSO hereunder, including but not limited to the MSO Content and MSO Trademarks, to MEREDITH shall not infringe, violate the rights of any third party, be disparaging or defaming of any third party. MSO has secured sufficient rights to all MSO Content for publication and use by MEREDITH as anticipated hereunder without cost or expense by MEREDITH.

vi.	The Consumer Data was gathered in compliance with all applicable laws and any contracts or agreements that may have existed between MSO and the customers and such data may be transferred to MEREDITH without violating any such laws or contracts. The Consumer Data so provided may be used by MEREDITH for the Magazine Business and consumer marketing activities relating thereto without violating any applicable laws and any contracts or agreement that may have existed between MSO and the customers, provided MEREDITH complies with its obligations under this Agreement with respect to such Consumer Data.

15.	TERM; TERMINATION.

(a)	Term. The term of this Agreement shall commence on the Effective Date and shall continue until and including the tenth (10th) year anniversary of the Effective Date, unless sooner terminated in accordance with the provisions of this Agreement (the “Initial Term”). Thereafter, this Agreement shall be automatically extended for one (1) year extensions (each a “Renewal Term” and collectively with Initial Term and all Renewal Terms the “Term”) unless either party notifies the other party in writing of its intent not to renew at any point prior to end of the Initial Term or any Renewal Term. In all termination situations, the effective date of the termination will be twelve (12) months after the termination notice is delivered to the other party unless the parties agree to otherwise.

(b)	MSO’s Termination Rights. MSO may terminate this Agreement prior to the natural expiration of the Term:

i.	Upon written notice upon the occurrence of any of the following events:

(1)	MEREDITH fails to timely satisfy any of its payment obligations pursuant to this Agreement (unless such obligation is a disputed amount that is subject to an on-going audit pursuant to Section 11 hereof) and such failure is not cured within ten (10) Business Days after MSO provides MEREDITH with written notice of such failure and may charge MEREDITH interest of 1% per month on said past due amounts;

(2)	MEREDITH fails to timely satisfy any of its non-payment obligations pursuant to this Agreement (including the Schedules) and such failure is not cured within thirty (30) days after MSO provides MEREDITH with written notice of such failure;

(3)	MEREDITH becomes insolvent or brings a petition under the bankruptcy or insolvency laws of any jurisdiction; MEREDITH makes an assignment for the benefit of creditors; or a receiver or similar agent is appointed with respect to any substantial portion of MEREDITH’s property or business; or MEREDITH has a petition brought against it under the bankruptcy or insolvency laws of any jurisdiction and such petition is not dismissed within sixty (60) days.

(4)	Upon termination of the Magazine, Content Creation and Licensing Agreement dated November 1, 2014 between the parties.

(c)	MEREDITH’s Termination Rights. MEREDITH may terminate this Agreement prior to the natural expiration of the Term:

i.	Upon written notice upon the occurrence of any of the following events:

(1)	MSO fails to timely satisfy any of its material obligations pursuant to this Agreement and such failure is not cured within thirty (30) days after MEREDITH provides MSO with written notice of such failure;

(2)	MSO becomes insolvent or brings a petition under the bankruptcy or insolvency laws of any jurisdiction; MSO makes an assignment for the benefit of creditors; or a receiver or similar agent is appointed with respect to any substantial portion of MSO’s property or business; or MSO has a petition brought against it under the bankruptcy or insolvency laws of any jurisdiction and such petition is not dismissed within sixty (60) days.

(3)	Upon termination of the Magazine, Content Creation and Licensing Agreement dated November 1, 2014 between the parties.

(d)	Mutual Termination Rights. The Parties may terminate this Agreement prior to the expiration of the Term upon the mutual written agreement of the Parties.

(e)	Maintenance of Magazine. The Parties agree that during any Termination Period, the Parties will continue to maintain the Magazine Business in the ordinary course consistent with MSO’s and MEREDITH’s compliance with the obligations applicable to each of them hereunder, and the maintenance of the then-current Publishing Specifications (with respect to the Magazine), including with respect to employee headcount, to permit the continued uninterrupted publication of the Magazine in accordance with then-current practice.

(f)	Survival. Notwithstanding anything to the contrary contained elsewhere herein, the following provisions shall survive the expiration or earlier termination of this Agreement: Sections 1, 7(b), 9, 11 (with respect to fees accrued prior to such date), 13(a), 15(e)-(g), 16(d), 17-20, 23-25.

(g)	Subscription Liability. Upon the expiration of the Term, MSO shall assume all post-closing subscription liabilities of the Magazine.

16.	NOT USED

17.	INDEMNIFICATION.

(a)	MEREDITH agrees to defend, indemnify, and hold harmless MSO, Ms. Martha Stewart and its and their Affiliates and their respective officers, directors, employees, agents, representatives, successors and assigns from and against any and all claims, damages, losses, liabilities, awards, settlements, judgments, fees, costs and expenses, including reasonable attorneys’ fees, to the extent arising out of or resulting from any third-party claims based on (i) MEREDITH’s breach of any of its covenants, obligations, representation or warranties contained herein, or (ii) the Magazine Business by MEREDITH, including the production, printing, publication, advertising, marketing, promotion and/or distribution of the Magazine, except to the extent such claim arises out of the actions, errors, or omissions of MSO including but not limited to MSO Content.

(b)	MSO agrees to defend, indemnify, and hold harmless MEREDITH and its Affiliates and their respective officers, directors, employees, agents, representatives, successors and assigns from and against any and all claims, damages, losses, liabilities, awards, settlements, judgments, fees, costs and expenses, including reasonable attorneys’ fees, to the extent arising out of or resulting from any third-party claims based on (i) MSO’s breach of any of its covenants, obligations, representation or warranties contained herein, (ii) MSO Content, except to the extent such claim arises out of the actions, errors, or omissions of MEREDITH, or (iv) MSO’s operation of the Magazine prior to the Effective Date.

(c)	A Party to whom indemnification is owed pursuant to this Section 17 (an “Indemnified Party”) shall give prompt written notice to the other Party (hereinafter, the “Indemnifying Party”) of the commencement, assertion or threat of any proceeding in respect of which such Indemnified Party shall seek defense or indemnification hereunder. Any failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under this Agreement unless, and then only to the extent that, the failure to give such notice materially and adversely prejudices the Indemnifying Party.

(d)	The Indemnifying Party shall have the right to assume control of the defense, settlement or other disposition of such proceeding on such terms, as it deems appropriate; provided, however:

i.	If the Indemnifying Party so elects to assume the control of the defense, settlement or other disposition of such proceeding, it will notify the Indemnified Party reasonably promptly so as to avoid any material adverse prejudice to the Indemnified Party;

ii.	The Indemnified Party shall be entitled, at the Indemnified Party’s own expense so long as the Indemnifying Party has assumed and is exercising such control, to participate in the defense of any proceeding through counsel of its own choosing;

iii.	The Indemnifying Party shall obtain the prior written approval of the Indemnified Party, which approval shall not be unreasonably withheld, delayed or conditioned, before entering into or making any settlement, compromise, admission, or acknowledgment of the validity of such proceeding or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission, or acknowledgment, injunctive or other equitable relief or other adverse effect would be imposed against the Indemnified Party, or which would require the Indemnified Party to pay any money in connection therewith;

iv.	Unless the Indemnifying Party and the Indemnified Party agree otherwise, the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with or involving any claimant or plaintiff that imposes any adverse effect on the Indemnified Party and/or does not include as an unconditional term thereof the execution and delivery of a release from all liability in respect of such proceeding by such claimant or plaintiff to, and in favor of, such Indemnified Party; and

v.	The Parties shall extend reasonable cooperation in connection with the defense of any proceeding pursuant to this and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials, and appeals as may be reasonably requested.

(e)	In the event the Indemnifying Party elects not to assume control of the defense, settlement or other disposition of such proceeding (or does not timely respond in the matter), (i) the Indemnifying Party shall make payments of all amounts required to be made pursuant to the provisions of this Section 17 to or for the account of the Indemnified Party from time to time promptly upon receipt of bills or invoices relating thereto or when otherwise due and payable; provided, that the Indemnified Party has agreed in writing to reimburse the Indemnifying Party-for the full amount of such payments if the Indemnified Party is ultimately determined by a court of competent jurisdiction not to be entitled to such indemnification, (ii) the Indemnified Party shall obtain the prior written approval of the Indemnifying Party, which approval shall not be unreasonably withheld, delayed or conditioned, before entering into or making any settlement, compromise, admission, or acknowledgment of the validity of such proceeding or any liability in respect thereof that has any adverse impact on the Indemnifying Party or subjects it to any monetary liability; and (iii) the Parties shall extend reasonable cooperation in connection with the defense of any proceeding pursuant to this Section 17 and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials, and appeals as may be reasonably requested.

18.	CONFIDENTIALITY.

(a)	The Receiving Party will hold all Confidential Information of the Disclosing Party in confidence, and protect it as the Receiving Party would protect its own Confidential Information (which, in any event, will not be less than commercially reasonable protection) and will not use such Confidential Information for any purpose other than in connection with performing its obligations under this Agreement. The Receiving Party will not disclose any Confidential Information of the Disclosing Party, by publication or otherwise, to any Person other than its employees, counsel and contractors who are bound to confidentiality obligations at least as restrictive as those set forth herein. The Receiving Party shall be liable for all breaches by its employees, counsel and contractors.

(b)	Each Party agrees that the terms and conditions of this Agreement will be treated as Confidential Information; provided that each Party may disclose the terms and conditions of this Agreement (subject to nondisclosure requirements at least as restrictive as those set forth herein, when permitted): (a) to legal counsel or as required by law or court order, (b) in confidence, to accountants, banks, and financing sources, including potential acquirers; (c) as required to comply with applicable law, regulation, legal process, subpoena or the rules of applicable securities exchanges, provided that the Receiving Party will cooperate with the Disclosing Party in its efforts to obtain confidential treatment thereof to the extent available; or (d) to enforce a Party’s right hereunder.

19.	DISCLAIMER OF INCIDENTAL AND CONSEQUENTIAL DAMAGES. NOTWITHSTANDING ANY PROVISION CONTAINED IN THIS AGREEMENT TO THE CONTRARY, AND EXCEPT WITH RESPECT TO A PARTY’S INDEMNIFICATION OBLIGATIONS FOR THIRD PARTY CLAIMS HEREUNDER. NO PARTY TO THIS AGREEMENT WILL BE LIABLE TO ANY OTHER PARTY TO THIS AGREEMENT FOR ANY INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RELATED TO THE PERFORMANCE OR NON-PERFORMANCE OF THIS AGREEMENT UNLESS THE DAMAGES AROSE DUE TO A PARTY’S GROSS NEGLIGENCE OR WILLFUL BREACH OF THIS AGREEMENT.

20.	PRESS RELEASES AND ANNOUNCEMENTS. The Parties will mutually agree upon and issue joint press releases and conduct joint press conferences in connection with the execution of this Agreement and the launch of the Magazine and Websites and other MSO Interactive Properties. No Party may issue any press release or announcement relating to the subject matter of this Agreement without the other Party’s prior written approval.

21.	ASSIGNMENT; SUCCESSORS AND ASSIGNS. Neither Party may assign or delegate this Agreement or its rights, obligations or powers under this Agreement without the prior written consent of the other Party; provided that either party may assign its rights and obligations under this Agreement in its entirety to (i) an internal Affiliate as part of a reorganization for tax or administrative purposes or (ii) a purchaser of all or substantially all of such party’s business (in the case of MEREDITH, the magazine publishing business only) so long as such purchaser agrees in writing reasonably satisfactory to the other party to assume all the obligations and liabilities of the other party under this Agreement or to a Buyer under Section 16. Except as otherwise provided in this Section 21, any attempt to assign without the other Party’s consent will be null and void and will give the non-assigning Party the right to terminate this Agreement, effective three (3) months after the delivery of a termination notice by MEREDITH or effective twelve (12) months after the delivery of a termination notice by MSO. Subject to this Section 21, this Agreement is binding upon each Party’s successors and permitted assigns.

22.	RESERVATION OF RIGHTS. Each Party hereby reserves all rights of such Party that such Party does not expressly grant to the other Party pursuant to this Agreement.

23.	FURTHER ASSURANCES. Each of the Parties shall execute and deliver such other and further instruments and documents consistent herewith and take such further actions as are or may become reasonably necessary or convenient to effectuate and carry out the rights, obligations, intents or purposes of this Agreement.

24.	DISPUTE RESOLUTION. Subject to clause (c) of Section 4 and to clause (c) of Section 11, upon the occurrence of any dispute or disagreement between the Parties hereto arising out of or in connection with any term or provision of this Agreement, the subject matter hereof, or the interpretation or enforcement hereof (in each case, a “Dispute”), the Parties shall engage in informal, good faith discussions and attempt to resolve the Dispute during a period of ten (10) Business Days after a Party notifies the other of such Dispute in writing. If the Parties are unable to resolve the Dispute during such period, then the provisions of Section 25(g) shall apply.

25.	MISCELLANEOUS.

(a)	Notices. All notices and communications to be given or otherwise made to either Party shall be deemed to be sufficient if contained in a written instrument delivered in person or by email (with confirmation of receipt) or duly sent by first class registered or certified mail, return receipt requested, postage prepaid, or by nationally-recognized overnight courier, and addressed to such Party at the following address or email address:

If to MSO, to:

Chief Executive Officer

Martha Stewart Living Omnimedia, Inc.

601 West 26th Street

New York, NY 10001

Email: XXXXXXXXX@marthastewart.com

With a copy to (which shall not constitute notice hereunder):

EVP and General Counsel

Martha Stewart Living Omnimedia, Inc.

601 West 26th Street

New York, NY 10001

Email: XXXXXXXXX@marthastewart.com

Ms. Martha Stewart

Chief Creative Officer and Founder

Martha Stewart Living Omnimedia, Inc.

601 West 26th Street

New York, NY 10001

Email: XXXXXXXXX@marthastewart.com

If to MEREDITH, to:

Meredith Corporation

805 3rd Avenue

New York City, NY

Attention: President, National Media Group

Email: XXXXXXXXX@meredith.com

With a copy to (which shall not constitute notice hereunder):

Meredith Corporation

1716 Locust Street

Des Moines, IA

Attention: General Counsel-Corporate Group

Email: XXXXXXXXX@meredith.com

or to such other address or email address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received: (i) in the case of personal delivery or delivery by electronic transmission, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier or email, on the next Business Day after the date when sent and (iii) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communications is posted.

(b)	No Joint Venture. This Agreement does not constitute a partnership or joint venture between MEREDITH and MSO. Neither Party may obligate or bind the other Party in any manner whatsoever, and nothing in this Agreement gives any rights to any third person. Nothing in this Agreement is to be considered to create an employer-employee relationship between the Parties.

(c)	Entire Agreement; Amendment. This Agreement, together with the schedules and exhibits attached hereto, constitutes and contains the entire Agreement of the Parties hereto relating to the subject matter hereof and no oral or written statements, representations, documents, promises or any other prior materials not embodied herein shall be of any force or effect. This Agreement may not be amended, altered or modified except by a written instrument executed by both Parties.

(d)	No Waiver. The failure or delay of any Party to exercise its rights under this Agreement or to complain of any act, omission or default, no matter how long the same may continue, or to insist upon a strict performance of any of the terms or provisions herein, shall not be deemed or construed to be a waiver of rights under this Agreement or a waiver of any subsequent breach or default of the terms or provisions of this Agreement. Any waiver granted must be in writing by the waiving Party in order to be effective.

(e)	Severability. In the event that any of the provisions contained herein would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason because of the scope, duration or area of its applicability or for other reasons, unless narrowed by construction, such provision shall for purposes of such jurisdiction only, be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drawn so as not to be invalid, prohibited or unenforceable (or if such language cannot be drawn narrowly enough, the court or arbitrator(s) making any such determination shall have the power to modify, to the extent necessary to make such provision or provisions enforceable in such jurisdiction, such scope, duration or area or all of them, and such provision shall then be applicable in such modified form). If, notwithstanding the foregoing, any such provision would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, such provision, as to such jurisdiction only, shall be ineffective to the extent of such invalidity, prohibition or unenforceability, without invalidating the remaining provisions. No narrowed construction, modification or invalidation of any provision shall affect the construction, validity or enforceability of such provision in any other jurisdiction.

(f)	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of law rules.

(g)	Jurisdiction. The Parties hereby consent to the sole and exclusive jurisdiction and venue in the Federal or State courts in the County of New York, New York. The Parties hereby agree and acknowledge that a breach of any material term, condition or provision of this Agreement that provides for an obligation other than the payment of money would result in material and irreparable injury to the other Party, which injury could not be adequately compensated by an award of money damages, and the Parties therefore agree and acknowledge that they shall be entitled to seek equitable or injunctive relief (including specific performance) in the event of any breach of such material term, condition or provision of this Agreement, or to enjoin or prevent such a breach. The Parties further agree that no bond or surety shall be required in connection therewith, to the greatest extent permitted by law.

(h)	Number and Gender. The use of the neuter gender herein shall be deemed to include the feminine and masculine genders. The use of either the singular or the plural includes the other unless the context clearly requires otherwise.

(i)	Headings. The headings as to contents of particular provisions herein are inserted only for convenience and are in no way to be construed as part of this Agreement or as a modification of the scope of any terms or provisions of this Agreement.

(j)	Counterparts. This Agreement may be executed in counterparts, exchanged by mail, facsimile or email attachment of a document or image file, each of which shall be deemed to be an original and one and the same agreement.

(k)	Incorporation by Reference. The recitals and all exhibits, schedules, appendices and annexes referenced in this Agreement are fully incorporated into this Agreement by reference.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the day and year first set forth herein above.

MEREDITH CORPORATION, an Iowa corporation

By:	/s/ Tom Harty
Name: Tom Harty
Title: President, National Media Group

MARTHA STEWART LIVING OMNIMEDIA, INC. a Delaware corporation

By:	/s/ Daniel W. Dienst
Name: Daniel W. Dienst
Title: Chief Executive Officer

Schedule A

Trademarks

Martha Stewart Weddings

Martha Stewart Real Weddings

Schedule B-1

MEREDITH Employee Allocation

[***]

[***] Confidential material redacted and filed separately with the Securities and Exchange Commission

Schedule B-2

Allocated Expenses

[***]

[***] Confidential material redacted and filed separately with the Securities and Exchange Commission

Schedule C

Publication Specifications

[***]

[***] Confidential material redacted and filed separately with the Securities and Exchange Commission

Schedule D

Publication Schedule and Editorial Calendar

[***]

[***] Confidential material redacted and filed separately with the Securities and Exchange Commission

Schedule E

MSO Content Obligations

[***]

[***] Confidential material redacted and filed separately with the Securities and Exchange Commission